Exhibit 99.1

•                  PROGRESSED TO THE FINAL OF THE UEFA EUROPA LEAGUE TO BE HELD ON 24TH MAY IN STOCKHOLM.

MANCHESTER, England. — 16 May 2017 — Manchester United (NYSE: MANU; the “Company” and the “Group”) — one of the most popular and successful sports teams in the world - today announced financial results for the 2017 fiscal third quarter and nine months ended 31 March 2017.

Highlights

•                  Won the English Football League Cup Final at Wembley.

•                  Broadcasting revenues of £31.4 million up 12.9% for the quarter.

•                  Two sponsorship deals announced in the quarter.

•                  Uber (Global)

•                  Aladdin Street (Global)

Commentary

Ed Woodward, Executive Vice Chairman, commented, “As we near the end of the season, I am delighted we have picked up two trophies so far, and look forward to competing for a third in the Europa League final, the only trophy we have never won.

We are forecasting better full year financial performance than expected and as such have raised our revenue and profit guidance for the year. We look forward to a strong finish to 2016-17, both on and off the pitch.”

Outlook

For fiscal 2017, Manchester United expects:

•                  Revenue to be £560m to £570m.

•                  Adjusted EBITDA to be £185m to £195m.

Key Financials (unaudited)

	Three months ended 31 March			Nine months ended 31 March
£ million (except (loss)/earnings per share)	2017	2016	Change	2017	2016	Change
Commercial revenue	66.5	65.8	1.1%	207.6	203.1	2.2%
Broadcasting revenue	31.4	27.8	12.9%	113.0	92.7	21.9%
Matchday revenue	29.3	29.8	(1.7)%	84.7	85.0	(0.4)%
Total revenue	127.2	123.4	3.1%	405.3	380.8	6.4%
Adjusted EBITDA(1)	30.0	44.9	(33.2)%	130.2	142.6	(8.7)%
Operating (loss)/profit	(4.1)	23.2	—	39.7	65.3	(39.2)%

(Loss)/profit for the period (i.e. net income)	(3.8)	13.7	—	14.9	37.3	(60.1)%
Basic (loss)/earnings per share	(2.30)	8.40	—	9.10	22.78	(60.1)%
Adjusted (loss)/profit for the period (i.e. adjusted net income)(1)	(6.3)	11.7	—	11.8	32.1	(63.2)%
Adjusted basic (loss)/earnings per share (pence)(1)	(3.84)	7.17	—	7.22	19.60	(63.2)%

Net debt(1)/(2)	366.3	348.7	5.0%	366.3	348.7	5.0%

(1) Adjusted EBITDA, adjusted (loss)/profit for the period, adjusted basic (loss)/earnings per share and net debt are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” below and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

(2) The gross USD debt principal remains unchanged. The increase in net debt is due to the strengthening US dollar, with the USD/GBP exchange rate moving from 1.4332 at 31 March 2016 to 1.2520 at 31 March 2017.

Revenue Analysis

Commercial

Commercial revenue for the quarter was £66.5 million, an increase of £0.7 million, or 1.1%, over the prior year quarter.

•                  Sponsorship revenue for the quarter was £39.6 million, an increase of £0.8 million, or 2.1%, over the prior year quarter;

•                  Retail, Merchandising, Apparel & Product Licensing revenue for the quarter was £24.7 million, an increase of £0.3 million, or 1.2%, over the prior year quarter; and

•                  Mobile & Content revenue for the quarter was £2.2 million, a decrease of £0.4 million, or 15.4%, over the prior year quarter.

Broadcasting

Broadcasting revenue for the quarter was £31.4 million, an increase of £3.6 million, or 12.9%, over the prior year quarter, primarily due to the impact of the new PL broadcasting agreement, partially offset by playing one fewer PL home game.

Matchday

Matchday revenue for the quarter was £29.3 million, a decrease of £0.5 million, or 1.7%, over the prior year quarter.

Other Financial Information

Operating expenses

Total operating expenses for the quarter were £129.8 million, an increase of £27.6 million, or 27.0%, over the prior year quarter.

Employee benefit expenses

Employee benefit expenses for the quarter were £66.5 million, an increase of £10.3 million, or 18.3%, over the prior year quarter.

Other operating expenses

Other operating expenses for the quarter were £30.7 million, an increase of £8.4 million, or 37.7%, over the prior year quarter, reflecting higher home domestic cup revenue share costs and adverse foreign exchange movements.

Depreciation & amortization

Depreciation for the quarter was £2.5 million, which was unchanged from the prior year quarter. Amortization for the quarter was £30.1 million, an increase of £8.9 million, or 42.0%, over the prior year quarter. The unamortized balance of registrations at 31 March 2017 was £280.7 million.

(Loss)/profit on disposal of intangible assets

Loss on disposal of intangible assets for the quarter was £1.5 million compared to a profit of £2.0 million in the prior year quarter.

Net finance costs

Net finance costs for the quarter were £3.3 million, a decrease of £0.3 million, or 8.3%, over the prior year quarter.

Tax

The tax credit for the quarter was £3.6 million, compared to an expense of £5.9 million in the prior year quarter.

Cash flows

Net cash generated from operating activities for the quarter was £39.8 million, an increase of £33.9 million over the prior year quarter.

Net capital expenditure on property, plant and equipment for the quarter was £2.6 million, an increase of £2.4 million over the prior year quarter.

Net capital proceeds on intangible assets for the quarter was £6.6 million, compared to net capital expenditure of £16.1 million in the prior year quarter.

Overall cash and cash equivalents (including the effects of exchange rate movements) increased by £29.9 million in the quarter.

Net debt

Net debt as of 31 March 2017 was £366.3 million, an increase of £17.6 million over the year. The gross USD debt principal remains unchanged.

The increase in net debt is due to the strengthening US dollar, with the USD/GBP exchange rate moving from 1.4332 at 31 March 2016 to 1.2520 at 31 March 2017.

Dividend

A dividend of $0.09 per share was paid during the quarter. A further semi-annual cash dividend of $0.09 per share will be paid on 8 June 2017, to shareholders of record on 28 April 2017. The shares began trading ex-dividend on 26 April 2017.

Conference Call Information

The Company’s conference call to review third quarter fiscal 2017 results will be broadcast live over the internet today, 16 May 2017 at 8:00 a.m. Eastern Time and will be available on Manchester United’s investor relations website at http://ir.manutd.com. Thereafter, a replay of the webcast will be available for thirty days.

About Manchester United

Manchester United is one of the most popular and successful sports team in the world, playing one of the most popular spectator sports on Earth.

Through our 139-year heritage we have won 65 trophies, enabling us to develop the world’s leading sports brand and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, mobile & content, broadcasting and matchday.

Cautionary Statement

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627).

Non-IFRS Measures: Definitions and Use

1.                  Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before depreciation, amortization, profit/(loss) on disposal of intangible assets, exceptional items, net finance costs, and tax.

We believe adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation and amortization), capital structure (primarily finance costs), and items outside the control of our management (primarily taxes).  Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of (loss)/profit for the period to adjusted EBITDA is presented in supplemental note 2.

2.                  Adjusted (loss)/profit for the period (i.e. adjusted net income)

Adjusted (loss)/profit for the period is calculated, where appropriate, by adjusting for charges/credits related to exceptional items, foreign exchange gains/losses on unhedged US dollar denominated borrowings, and fair value movements on derivative financial instruments, adding/subtracting the actual tax expense/credit for the period, and subtracting/adding the adjusted tax expense/credit for the period (based on an normalized tax rate of 35%; 2016: 35%). The normalized tax rate of 35% is management’s estimate of the tax rate likely to be applicable to the Group for the foreseeable future.

We believe that in assessing the comparative performance of the business, in order to get a clearer view of the underlying financial performance of the business, it is useful to strip out the distorting effects of charges/credits related to ‘one-off’ transactions and then to apply a ‘normalized’ tax rate (for both the current and prior periods) of the US federal income tax rate of 35%. A reconciliation of (loss)/profit for the period to adjusted (loss)/profit for the period is presented in supplemental note 3.

3.                   Adjusted basic and diluted (loss)/earnings per share

Adjusted basic and diluted (loss)/earnings per share are calculated by dividing the adjusted (loss)/profit for the period by the weighted average number of ordinary shares in issue during the period. Adjusted diluted (loss)/earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. We have one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year. Adjusted basic and diluted (loss)/earnings per share are presented in supplemental note 3.

4.                   Net debt

Net debt is calculated as non-current and current borrowings minus cash and cash equivalents.

Key Performance Indicators

	Three months ended		Nine months ended
	31 March		31 March
	2017	2016	2017	2016
Commercial % of total revenue	52.3%	53.3%	51.2%	53.3%
Broadcasting % of total revenue	24.7%	22.5%	27.9%	24.4%
Matchday % of total revenue	23.0%	24.2%	20.9%	22.3%
Home Matches Played
PL	4	5	14	14
UEFA competitions	2	2	5	6
Domestic Cups	3	2	5	4
Away Matches Played
UEFA competitions	2	2	5	6
Domestic Cups	4	2	5	2

Other
Employees at period end	888	797	888	797
Employee benefit expenses % of revenue	52.3%	45.5%	47.5%	44.8%

Phasing of Premier League home games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2016/17 season	3	7	4	5	19
2015/16 season	4	5	5	5	19

Contacts

Investor Relations:	Media: Philip Townsend
Cliff Baty	Manchester United plc
Chief Financial Officer	+44 161 868 8148
+44 161 868 8650	philip.townsend@manutd.co.uk
ir@manutd.co.uk

Jim Barron / Michael Henson
Sard Verbinnen & Co
+ 1 212 687 8080
JBarron@SARDVERB.com

CONSOLIDATED INCOME STATEMENT

(unaudited; in £ thousands, except per share and shares outstanding data)

	Three months ended 31 March		Nine months ended 31 March
	2017	2016	2017	2016
Revenue	127,197	123,444	405,268	380,770
Operating expenses	(129,799)	(102,168)	(373,197)	(310,578)
(Loss)/profit on disposal of intangible assets	(1,521)	1,950	7,599	(4,838)
Operating (loss)/profit	(4,123)	23,226	39,670	65,354
Finance costs	(3,391)	(3,747)	(21,605)	(12,925)
Finance income	113	185	424	290
Net finance costs	(3,278)	(3,562)	(21,181)	(12,635)
(Loss)/profit before tax	(7,401)	19,664	18,489	52,719
Tax credit/(expense)	3,632	(5,903)	(3,564)	(15,391)
(Loss)/profit for the period	(3,769)	13,761	14,925	37,328

Basic (loss)/earnings per share:
Basic (loss)/earnings per share (pence)	(2.30)	8.40	9.10	22.78
Weighted average number of ordinary shares outstanding (thousands)	164,025	163,892	164,025	163,889
Diluted (loss)/earnings per share:
Diluted (loss)/earnings per share (pence)(1)	(2.30)	8.38	9.08	22.72
Weighted average number of ordinary shares outstanding (thousands)	164,025	164,288	164,448	164,288

(1) For the three months ended 31 March 2017 potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	As of 31 March 2017	As of 30 June 2016	As of 31 March 2016
ASSETS
Non-current assets
Property, plant and equipment	244,137	245,714	247,200
Investment property	14,017	13,447	13,475
Intangible assets	707,578	665,634	651,683
Derivative financial instruments	2,127	3,760	2,692
Trade and other receivables	14,983	11,223	10,542
Deferred tax asset	144,329	145,460	133,640
	1,127,171	1,085,238	1,059,232
Current assets
Inventories	1,348	926	1,293
Derivative financial instruments	3,977	7,888	4,553
Trade and other receivables	86,290	128,657	95,238
Tax receivable	375	—	—
Cash and cash equivalents	152,653	229,194	104,202
	244,643	366,665	205,286
Total assets	1,371,814	1,451,903	1,264,518

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	As of 31 March 2017	As of 30 June 2016	As of 31 March 2016
EQUITY AND LIABILITIES
Equity
Share capital	52	52	52
Share premium	68,822	68,822	68,822
Merger reserve	249,030	249,030	249,030
Hedging reserve	(37,997)	(32,989)	(18,324)
Retained earnings	177,904	173,367	178,779
	457,811	458,282	478,359
Non-current liabilities
Derivative financial instruments	1,398	10,637	7,473
Trade and other payables	63,744	41,450	19,620
Borrowings	516,286	484,528	450,551
Deferred revenue	34,142	38,899	15,961
Deferred tax liabilities	12,092	14,364	12,740
	627,662	589,878	506,345
Current liabilities
Derivative financial instruments	2,418	2,800	2,407
Tax liabilities	5,296	6,867	7,626
Trade and other payables	176,427	199,668	163,014
Borrowings	2,700	5,564	2,356
Deferred revenue	99,500	188,844	104,411
	286,341	403,743	279,814
Total equity and liabilities	1,371,814	1,451,903	1,264,518

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Three months ended 31 March		Nine months ended 31 March
	2017	2016	2017	2016
Cash flows from operating activities
Cash generated from operations (see supplemental note 4)	48,070	14,493	71,220	45,601
Interest paid	(8,116)	(8,419)	(17,763)	(11,537)
Interest received	113	129	424	246
Tax paid	(290)	(296)	(3,953)	(1,898)
Net cash generated from operating activities	39,777	5,907	49,928	32,412
Cash flows from investing activities
Payments for property, plant and equipment	(2,644)	(207)	(6,352)	(783)
Proceeds from sale of property, plant and equipment	—	—	—	19
Payments for investment property	—	—	(659)	—
Payments for intangible assets	(4,871)	(17,048)	(170,282)	(112,940)
Proceeds from sale of intangible assets	11,537	956	50,605	36,729
Net cash generated from/(used in) investing activities	4,022	(16,299)	(126,688)	(76,975)
Cash flows from financing activities
Repayment of borrowings	(101)	(94)	(295)	(277)
Dividends paid	(11,824)	(10,191)	(11,824)	(15,004)
Net cash used in financing activities	(11,925)	(10,285)	(12,119)	(15,281)
Net increase/(decrease) in cash and cash equivalents	31,874	(20,677)	(88,879)	(59,844)
Cash and cash equivalents at beginning of period	122,704	121,611	229,194	155,752
Effects of exchange rate changes on cash and cash equivalents	(1,925)	3,268	12,338	8,294
Cash and cash equivalents at end of period	152,653	104,202	152,653	104,202

SUPPLEMENTAL NOTES

1              General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time.

2                               Reconciliation of (loss)/profit for the period to adjusted EBITDA

	Three months ended 31 March		Nine months ended 31 March
	2017 £’000	2016 £’000	2017 £’000	2016 £’000
(Loss)/profit for the period	(3,769)	13,761	14,925	37,328
Adjustments:
Tax (credit)/expense	(3,632)	5,903	3,564	15,391
Net finance costs	3,278	3,562	21,181	12,635
Loss/(profit) on disposal of intangible assets	1,521	(1,950)	(7,599)	4,838
Exceptional credit	—	—	(4,753)	—
Amortization	30,138	21,164	95,159	64,950
Depreciation	2,458	2,524	7,721	7,491
Adjusted EBITDA	29,994	44,964	130,198	142,633

3                               Reconciliation of (loss)/profit for the period to adjusted (loss)/profit for the period and adjusted basic and diluted (loss)/earnings per share

	Three months ended 31 March		Nine months ended 31 March
	2017 £’000	2016 £’000	2017 £’000	2016 £’000
(Loss)/profit for the period	(3,769)	13,761	14,925	37,328
Exceptional credit	—	—	(4,753)	—
Foreign exchange (gains)/losses on unhedged US dollar borrowings	(2,943)	(242)	4,151	972
Fair value movement on derivative financial instruments	645	(1,351)	344	(4,263)
Tax (credit)/expense	(3,632)	5,903	3,564	15,391
Adjusted (loss)/profit before tax	(9,699)	18,071	18,231	49,428
Adjusted tax credit/(expense) (using a normalised tax rate of 35% (2016: 35%))	3,395	(6,325)	(6,381)	(17,300)
Adjusted (loss)/profit for the period (i.e. adjusted net income)	(6,304)	11,746	11,850	32,128

Adjusted basic (loss)/earnings per share:
Adjusted basic (loss)/earnings per share (pence)	(3.84)	7.17	7.22	19.60
Weighted average number of ordinary shares outstanding (thousands)	164,025	163,892	164,025	163,889
Adjusted diluted (loss)/earnings per share:
Adjusted diluted (loss)/earnings per share (pence)(1)	(3.84)	7.15	7.21	19.56
Weighted average number of ordinary shares outstanding (thousands)	164,025	164,288	164,448	164,288

(1) For the three months ended 31 March 2017 potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

4                               Cash generated from operations

	Three months ended 31 March		Nine months ended 31 March
	2017 £’000	2016 £’000	2017 £’000	2016 £’000
(Loss)/profit for the period	(3,769)	13,761	14,925	37,328
Tax (credit)/expense	(3,632)	5,903	3,564	15,391
(Loss)/profit before tax	(7,401)	19,664	18,489	52,719
Depreciation	2,458	2,524	7,721	7,491
Amortization	30,138	21,164	95,159	64,950
Reversal of impairment	—	—	(4,753)	—
Loss/(profit) on disposal of intangible assets	1,521	(1,950)	(7,599)	4,838
Net finance costs	3,278	3,562	21,181	12,635
Loss on disposal of property, plant and equipment	—	—	—	10
Equity-settled share-based payments	498	375	1,436	1,170
Foreign exchange losses/(gains) on operating activities	1,526	(1,838)	2,404	(3,695)
Reclassified from hedging reserve	1,161	345	2,407	1,008
(Increase)/decrease in inventories	(255)	211	(422)	(1,293)
Decrease/(increase) in trade and other receivables	51,887	(12,605)	33,270	1,774
Decrease in trade and other payables and deferred revenue	(36,741)	(16,959)	(98,073)	(96,006)
Cash generated from operations	48,070	14,493	71,220	45,601